UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Orckit") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Orckit Signs Agreements to Sell its Patents and Finance its Operations

On March 12, 2013, Orckit entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital Management. Pursuant to the agreement, Networks3 will pay Orckit $8 million upon closing, of which $5 million is for the purchase of Orckit's patent portfolio, $2.5 million is for the purchase of 4,747,409 newly issued ordinary shares of Orckit at the price of $0.52 per share (constituting approximately 13.3% of Orckit's outstanding share capital after giving effect to the issuance thereof), and $0.5 million is for the purchase of an unsecured subordinated note in the principal amount of $0.5 million. The note will bear interest at the applicable federal rate (approximately 1% per year), will mature on the third anniversary of the closing and will be guaranteed by Orckit-Corrigent Ltd., Orckit's wholly owned subsidiary ("Corrigent").  Of such proceeds, $5 million is designated to repay Orckit's Senior A notes and Senior B notes, and $3 million is required to be used to finance Orckit's ongoing activities.

In addition, Orckit will be issued common stock of Networks3 constituting 10% of its outstanding capital stock (after giving effect to the issuance thereof) and will have the right to receive a percentage of the profits of Networks3, if any, generated in the future by payments from third parties for past and future use of patents in the patent portfolio.  Orckit's participation percentage will start at 25% of aggregate profits in excess of $7.5 million and will decrease in steps down to 5% of profits in excess of $250 million.

The closing of the Strategic Investment Agreement is conditioned upon various conditions, including the approval of the Israeli Office of the Chief Scientist of the sale of the patent portfolio on terms acceptable to Networks3 in its sole discretion, the retirement of Orckit's Senior A notes and Senior B notes, and Orckit having at least $1,000,000 in cash on the closing date and no debt (other than certain existing debt). The retirement of the notes will require a court approved arrangement with the note holders under Section 350 of the Israeli Companies Law.

On March 12, 2013, Orckit also entered into a Note Purchase Agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  The notes will bear interest at the rate of 1.5% per year during the first four months and 15% per year thereafter. The notes will mature on the earlier of May 31, 2014 and the closing of the transactions contemplated by the aforementioned Strategic Investment Agreement. Orckit has the right to redeem the notes at any time, in whole or in part. If an event of default occurs and the notes are redeemed after July 1, 2013, by either by the holders thereof or by Orckit, or if a bankruptcy event or a change of control of Orckit occurs at any time, Orckit would be required to pay an additional 20% of the outstanding principal amount plus all the interest that would have accrued under the notes until the scheduled maturity date. The notes will be secured by a first priority lien on the patent portfolio of Orckit and Corrigent and will be guaranteed by Corrigent.   The closing is expected to be held in approximately one week.

The foregoing summary does not purport to be comprehensive and is qualified in its entirety by reference to the definitive transaction agreements, which will be filed in an amendment to this report.

Forward Looking Statements
Certain matters discussed in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Many factors could cause the actual results of Orckit to be materially different from any future results that may be expressed or implied by such forward-looking statements, including, but not limited to, the failure of the transactions described herein to be consummated if, for example, any of the closing conditions are not satisfied, the occurrence of any event, change or other other circumstances that could give rise to the termination of the agreements, potential litigation associated with the transactions, risks that the proposed transactions disrupt current plans and operations, the distraction of management resulting from the proposed transaction and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. The Company assumes no obligation to update the information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: March 13, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer